SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 13 02 2019

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	IHG Acquires Six Senses Hotels Resorts Spas dated 13 02 2019

Exhibit No: 99.1

13 February 2019

IHG further expands luxury footprint with acquisition of Six Senses Hotels Resorts Spas

InterContinental Hotels Group (IHG®) has today announced the acquisition of Six Senses Hotels Resorts Spas, one of the world's leading operators of luxury hotels, resorts and spas. The $300 million cash acquisition from Pegasus Capital Advisors includes all of Six Senses' brands and operating companies and does not include any real estate assets.

Six Senses currently manages 16 hotels and resorts, with 18 management contracts signed into its pipeline, and more than 50 further deals under active discussion. With properties in locations such as the Maldives, the Seychelles, Yao Noi in Thailand, Zighy Bay in Oman, and Portugal's Douro Valley, the addition of Six Senses' award-winning estate and high-quality development pipeline will further round out IHG's position in the luxury segment.

At Six Senses' core is a commitment to guest rejuvenation and reconnection, with an expert focus on wellness and sustainability. The acquisition extends IHG's reach to a community of affluent travellers and new owners and provides instant entry to some of the world's most sought-after locations.

Six Senses will sit at the top of IHG's luxury portfolio, complementing the world's largest luxury hotel brand, InterContinental Hotels & Resorts; the recently acquired and repositioned Regent Hotels & Resorts; and Kimpton Hotels & Restaurants, for which IHG has secured a presence in 14 countries, since its acquisition of the brand in 2015. Today's acquisition of Six Senses takes IHG's portfolio of open and pipeline luxury hotels to 400 hotels (108,000 rooms) globally.

By combining IHG's scale, systems and operational excellence with Six Senses' luxury, resort and spa expertise, IHG sees the potential to grow the Six Senses estate to more than 60 properties globally over the next 10 years. This includes bringing Six Senses to important urban markets, with a property already under construction in West Chelsea, Manhattan, New York City.

Keith Barr, Chief Executive Officer, IHG, commented: "Six Senses is an outstanding brand in the top-tier of luxury and one we've admired for some time. You only have to look at its iconic hotels and resorts to see how this acquisition will further round out our luxury offer. With a focus on wellness and sustainability, Six Senses has been voted the world's top hotel brand for the past two years, which is testament to its impressive management team who bring deep experience to IHG's luxury operations.

"Six Senses' attractive development pipeline provides us with a platform for high quality growth. With the power of the IHG enterprise, we believe we can expand Six Senses to more than 60 properties globally over the next decade. This acquisition continues the progress we've made against the strategic initiatives we outlined a year ago, which included a commitment to adding new brands in the fast-growing $60 billion luxury segment."

Neil Jacobs, Chief Executive Officer, Six Senses Hotels Resorts Spas, commented: "An outstanding business has been built over the past 20 years, and a respected portfolio of hotels and resorts, with wellness and sustainability at their heart. This distinct proposition and the popularity of our award-winning estate, combined with IHG's scale, systems and expertise gives us the opportunity to accelerate Six Senses' global growth."

David Cogut, Principal, Pegasus Capital Advisors, commented: "Six Senses fit well with our core themes of investing in sustainability and wellness with a focus on ESG (Environmental, Social and Governance) integration, and we're proud of the work we have done to build it into one of the world's best luxury hotel brands. Since acquiring the brand in 2012, we have taken the Six Senses experience to some of the world's most select locations. IHG shares many of our values and will protect what's special about the brand as it drives Six Senses' next phase of growth."

Transaction overview

●  IHG has agreed to acquire Six Senses Hotels Resorts Spas and its management business for $300 million in cash.

●  Six Senses is an asset-light business. It manages 16 hotels and resorts (1,347 rooms), and there are a further 18 management contracts signed into its development pipeline. The open hotels include two properties for the upscale resort brand, Evason. With a further 50 deals under active discussion, IHG expects to accelerate Six Senses' growth globally to more than 60 hotels over the next 10 years.

●  The acquisition includes the entirety of Six Senses' brands and operating companies and does not include any real estate assets. It includes Six Senses' spa operations, which are core to the brand's luxury and wellness positioning. Six Senses operates 37 spas in total under the Six Senses and LivNordic brand names, and also provides spa consultancy services. The Six Senses management will remain in place.

●  Six Senses currently generates fee revenues of more than $13 million. The acquisition is expected to be EBITDA breakeven in year two and to generate a return approximately equal to its cost of capital by year four.

●  For tax purposes, the transaction constitutes an asset sale for the purchaser, and as such IHG will be entitled to amortise the assets acquired. It is anticipated that the relief associated with this amortisation will reduce IHG's future cash taxes by approximately $75 million.

--ENDS--

Contact Details

Investor Relations
Heather Wood, Matthew Kay:            +44 (0)1895 512 176
                                                 +44 (0)7527 419 431

Media Relations
Yasmin Diamond, Mark Debenham:  +44 (0)1895 512 097
                                                 +44 (0)7527 424 046

Notes to Editors

About Six Senses Hotels Resorts Spas
Six Senses Hotels Resorts Spas was established in 1995 and is a leading global luxury hotel, resort and spa business. It manages 16 hotels and resorts (1,347 rooms) across 12 countries in some of the most sought-after and aspirational destinations globally. There are a further 18 management contracts signed into its development pipeline (1,382 rooms) - at least three of which are due to open in 2019 - with a further eight under construction. Once open, the pipeline will take Six Senses into more than 25 countries globally and will expand Six Senses' position in the Americas region with five hotels. Website: https://www.sixsenses.com/

Biography: Neil Jacobs, Chief Executive Officer, Six Senses Hotels Resorts Spas
Six Senses Hotels Resorts Spas is led by Neil Jacobs, Chief Executive Officer, whose global career has included key leadership roles in Europe, Asia and the Americas. Prior to joining Six Senses, Neil spent five years as president of global hotel operations at Starwood Capital Group, and 14 years with Four Seasons Hotels and Resorts, serving as senior vice president operations for Asia Pacific from 2003.

Key awards
●  2018, 2017: Six Senses Hotels Resorts Spas - Travel & Leisure, US - World's Best Award, Top Hotel Brand
●  2018: Skift 2018 Innovators in Travel, Hospitality and Aviation - Best Hotel Brand
●  2018: Six Senses Qing Cheng Mountain - Conde Nast Traveler, China - The Gold List 2018, Best Wellness Getaways in China
●  2018: Six Senses Fiji - TIME Magazine - World's Greatest Places Top 100
●  2018: Six Senses Douro Valley - Conde Nast Traveller, US - 2018 Gold List, Editors' Favourite Hotels in the World
●  2016: Six Senses Hotels Resorts Spas - The Telegraph, UK - Travel Awards, Best Hotel Group

About IHG's existing luxury portfolio (as at 31 December 2018)
●  Regent Hotels & Resorts: 6 open hotels (2,005 rooms); 3 pipeline hotels (514 rooms)
●  InterContinental Hotels & Resorts: 204 open hotels (69,281 rooms); 60 pipeline hotels (15,795 rooms)
●  Kimpton Hotels & Restaurants: 66 open hotels (12,915 rooms); 27 pipeline hotels (4,474 rooms)

About IHG
IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton®Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, avid®hotels, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,500 hotels and approximately 826,000 guest rooms in almost 100 countries, with more than 1,800 hotels in its development pipeline. IHG also manages IHG®Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 375,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at:www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	13 02 2019